(Integrys Energy Group, Inc. letterhead)

Via EDGAR and UPS

July 29, 2011

Mr. William H. Thompson, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Integrys Energy Group, Inc. and Wisconsin Public Service Corporation
Form 10-Ks for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File Nos. 1-11337 and 1-3016, respectively

Dear Mr. Thompson:

We are responding to the comments of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated July 1, 2011, with respect to the above-referenced filings.  For ease of reference, each of the Staff's comments is set forth below (in bold italics), followed by our response (in regular type).

Form 10-K for Fiscal Year Ended December 31, 2010

1.
In order to facilitate this review, we have not repeated comments for issues that may be applicable to Wisconsin Public Service Corporation.  To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.  Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Integrys Energy Group, Inc.

Response:

For each comment, we have provided a response for each of Integrys Energy Group and Wisconsin Public Service Corporation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 57
Goodwill Impairment, page 58

2.	We reviewed your response to comment three in our letter dated June 9, 2011. We understand that the PGL, NSG and MERC reporting units had fair values in excess of their carrying values at the time of the annual goodwill impairment test and are not at risk of failing step one of the impairment test. As such, we believe you should disclose that these reporting units are not at risk or provide the disclosures in our previous comment. Please advise.

Integrys Energy Group Response:

In future filings, we will include disclosures indicating whether or not each reporting unit is at risk of failing step one of the goodwill impairment test.  If, based upon the results of the test, it appears that any of the reporting units are at risk of failing step one, we will include the additional disclosures noted in your previous comment.

The disclosures will be included beginning with our Form 10-Q for the quarter ended June 30, 2011.  In that filing, we will include information related to our 2011 goodwill impairment test, which was performed in the second quarter with an April 1 test date.

Wisconsin Public Service Corporation Response:

This comment is not applicable to Wisconsin Public Service Corporation.

Item 8. Financial Statements and Supplementary Data, page 66

Note 12 – Long-Term Debt, page 104

3.
We reviewed your response to comment four in our letter dated June 9, 2011 noting your statement that the debt to capitalization ratios required under debt covenants and imposed by regulators do not currently have any impact on your ability or the ability of your subsidiaries to pay dividends, as you are well within in the required ratios. Please tell us the amount of net assets of subsidiaries that can be transferred to Integrys Energy Group in the form of loans, advances or cash dividends without violating the ratio requirements. If applicable, please reconsider the disclosure requirements of Rule 4-08(e)(3)(ii) of Regulation S-X.

Integrys Energy Group Response:

Our prior response that debt to capitalization ratios do not currently impact our ability, or the ability of our subsidiaries, to pay dividends is accurate, primarily because WPS has historically paid, and expects to continue to pay, dividends to the parent company from its current earnings, rather than from retained earnings.  However, that response did not fully address restrictions on retained earnings implied through debt covenants of WPS, PGL, and our holding company or imposed by the Public Service Commission of Wisconsin on WPS.

Wisconsin is the only jurisdiction in which we operate for which a regulatory ratio has an impact on subsidiary dividend payments. For the other jurisdictions in which we operate, there are no debt to equity ratios imposed by regulators that restrict our subsidiaries’ ability to pay dividends.

We will include in future filings, including our Form 10-Q for the quarter ended June 30, 2011, the disclosures required by Rule 4-08(e)(3) of Regulation S-X.  The following is the disclosure that will be included in our Common Equity footnote in our second quarter 2011 Form 10-Q:

**********

Dividend Restrictions

Our ability as a holding company to pay dividends is largely dependent upon the availability of funds from our subsidiaries.  Various laws, regulations, and financial covenants impose restrictions on the ability of certain of our regulated utility subsidiaries to transfer funds to us in the form of dividends. Our regulated utility subsidiaries are prohibited from loaning funds to us, either directly or indirectly.

The PSCW allows WPS to pay normal dividends on its common stock of no more than 103% of the previous year’s common stock dividend. In addition, the PSCW currently requires WPS to maintain a financial common equity ratio of 50.24% or higher.  WPS must obtain PSCW approval if the payment of dividends would cause it to fall below this authorized level of common equity.  Our right to receive dividends on the common stock of WPS is also subject to the prior rights of WPS’s preferred shareholders and to provisions in WPS’s restated articles of incorporation, which limit the amount of common stock dividends that WPS may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization.

UPPCO's indentures relating to its first mortgage bonds contain certain limitations on the payment of cash dividends on its common stock.

NSG's long-term debt obligations contain provisions and covenants restricting the payment of cash dividends and the purchase or redemption of its capital stock.

PGL and WPS have short-term debt obligations containing financial and other covenants, including but not limited to, a requirement to maintain a debt to total capitalization ratio not to exceed 65%.  Failure to comply with these covenants could result in an event of default which could result in the acceleration of their outstanding debt obligations.

We also have short-term and long-term debt obligations that contain financial and other covenants, including but not limited to, a requirement to maintain a debt to total capitalization ratio not to exceed 65%.  Failure to comply with these covenants could result in an event of default which could result in the acceleration of outstanding debt obligations.  At June 30, 2011, these covenants did not restrict the payment of any dividends beyond the amount restricted under our subsidiary requirements described above.

As of June 30, 2011, total restricted net assets were approximately $1,366.2 million.  Included in this amount is our equity in undistributed earnings of 50% or less owned investees accounted for by the equity method, which was approximately $101.2 million at June 30, 2011.

We also have the option to defer interest payments on our outstanding Junior Subordinated Notes, from time to time, for one or more periods of up to ten consecutive years per period.  During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment on, any of our capital stock.

Except for the restrictions described above and subject to applicable law, we do not have any other significant dividend restrictions.

Capital Transactions with Subsidiaries

During the six months ended June 30, 2011, capital transactions with subsidiaries were as follows (in millions):

Subsidiary	Common stock dividend to parent	Return of capital to parent	Equity contributions from parent
WPS	$51.2	$75.0	-
WPS Investments, LLC (1)	31.9	-	$6.0
PGL (2)	23.5	-	-
NSG (2)	4.5	-	-
TEGE	304.0	41.0	-
MERC	-	30.0	-
IBS	-	22.0	13.0
MGU	-	16.0	-
UPPCO	-	5.5	-
Total	$415.1	$189.5	$19.0

(1)
WPS Investments, LLC is a consolidated subsidiary that is jointly owned by us, WPS, and UPPCO.  At June 30, 2011, WPS and UPPCO had a 12.35% and 2.63% ownership interest, respectively.   Common stock dividends from WPS Investments, LLC are distributed to the owners based on their respective ownership percentages.  Equity contributions to WPS Investments, LLC were made solely by us.

(2)	PGL and NSG pay common stock dividends to PELLC. Subject to applicable law, PELLC does not have any dividend restrictions or limitations on distributions to us.

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Wisconsin Public Service Corporation Response:

The response above for Integrys Energy Group also applies to Wisconsin Public Service Corporation.  The following is the disclosure that will be included in our Common Equity footnote in our second quarter 2011 Form 10-Q:

**********

Various laws, regulations, and financial covenants impose restrictions on our ability to pay dividends to the sole holder of our common stock, Integrys Energy Group.

The PSCW allows us to pay normal dividends on our common stock of no more than 103% of the previous year's common stock dividend.  In addition, the PSCW currently requires us to maintain a financial common equity ratio of 50.24% or higher.  We must obtain PSCW approval if the payment of dividends would cause us to fall below this authorized level of common equity.  Integrys Energy Group's right to receive dividends on our common stock is also subject to the prior rights of our preferred shareholders and to provisions in our restated articles of incorporation, which limit the amount of common stock dividends that we may pay if our common stock and common stock surplus accounts constitute less than 25% of our total capitalization.

Our short-term debt obligations contain financial and other covenants, including but not limited to, a requirement to maintain a debt to total capitalization ratio not to exceed 65%.  Failure to comply with these covenants could result in an event of default which could result in the acceleration of outstanding debt obligations.

As of June 30, 2011, total restricted net assets were approximately $1,071.6 million.  Included in this amount is our equity in undistributed earnings of 50% or less owned investees accounted for by the equity method, which was approximately $25.7 million at June 30, 2011.

Except for the restrictions described above and subject to applicable law, we do not have any other significant dividend restrictions.

Integrys Energy Group may provide equity contributions to us or request a return of capital from us in order to maintain utility common equity levels consistent with those allowed by the PSCW.  Wisconsin law prohibits us from making loans to or guaranteeing obligations of Integrys Energy Group or its other subsidiaries.  During the six months ended June 30, 2011, we returned $75.0 million of capital to Integrys Energy Group and paid common dividends of $51.2 million to Integrys Energy Group.  We did not receive any equity contributions from Integrys Energy Group during the six months ended June 30, 2011.

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Note 15 – Commitments and Contingencies, page 111

4.
We reviewed your response to comment five in our letter dated June 9, 2011. For those matters for which you cannot estimate a reasonably possible loss or range of loss, please provide us with an explanation of the procedures you undertake on a quarterly basis to attempt to develop a reasonably possible loss or range of loss for disclosure.

Integrys Energy Group Response:

We assess all matters related to contingencies on no less than a quarterly basis to determine whether sufficient facts or legal assessment of such matters exist to develop a reasonably possible loss or range of loss for disclosure.  These quarterly assessments include, but are not limited to:

•	a review of the current status of the matter under review;
•
the opinion of company personnel, in-house counsel, external counsel, or other third-party experts as appropriate as to the legal merits, potential loss or liability, estimated valuation, and estimated damages of actual or threatened claims; and

•	consideration of the company’s or industry’s experience in other similar matters.

These quarterly assessments are then reviewed with in-house counsel, leaders from the appropriate business units, and accounting personnel.  If, after the quarterly assessment, we still cannot estimate a reasonably possible loss or meaningful range of loss, a disclosure will be included as noted in our previous reply to indicate this fact, and the matter will be reassessed the following quarter.  Assessments for such matters may occur more frequently than quarterly if facts and circumstances require, and accruals are made as soon as we can estimate a reasonably possible loss or range of loss that is probable of occurring.

Wisconsin Public Service Corporation Response:

The response above for Integrys Energy Group also applies to Wisconsin Public Service Corporation.

* * * *

Should you have questions regarding any of the items addressed in this letter, please feel free to contact the undersigned at (312) 228-5411, or Russ Ryba, our external securities counsel at Foley & Lardner LLP, at (414) 297-5668.

Integrys Energy Group, Inc.

/s/ Joseph P. O’Leary
Joseph P. O’Leary
Senior Vice President and Chief Financial Officer

cc:  Mr. Adam Phippen – U.S. Securities and Exchange Commission
       Russell E. Ryba – Foley & Lardner LLP